

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2014

<u>Via E-Mail</u>
Olga Chernykh
Chief Executive Officer
Somo, Inc.
Vaclavske namesti 21
Prague, Czech Republic 11000

  Re: **Somo, Inc.**
    Amendment No. 1 to Registration Statement on Form S-1
    Filed October 27, 2014
    File No. 333-198771

Dear Ms. Chernykh:

  We have reviewed your amended registration statement and have the following comment. Where indicated, we think you should revise your document in response to this comment. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated October 10, 2014.

<u>General</u>

1. We note your response to prior comment 3 and reissue the comment as we continue to believe that you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we note that you have nominal assets and that significant steps remain to commence the operations of your business and develop your mobile game. Accordingly, please revise your disclosure throughout the registration statement to state that you are a shell company.

2. We note your response to prior comment 4. You have included a number of hyperlinks to various websites in support of the data you cite. Please refer to footnote 41 of Securities Act Release No. 7856 and revise your document or advise.

<u>Cover Page</u>

3. We note your response to prior comment 5. Please revise to remove the bottom row of the table that indicates that all of the securities will be sold. Alternatively, please consider removing the proceeds table from the cover page given that yours is a self-underwritten, best efforts offering and the proceeds to the company are not assured.

Exhibits

4.   We note that by executing a subscription agreement an investor will attest that he or she has read the prospectus. Please revise the subscription agreement to delete this representation, since it appears this representation may be intended to operate as a waiver of rights. For additional guidance, please see footnote 410 and the accompanying text in Securities Act Release No. 33-8591 available on our website at http://www.sec.gov/rules/final/33-8591.pdf.

        If you have any questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3456. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Matthew Crispino
                                                Staff Attorney

cc: Via-Email
        Scott Doney, Esq.
        Clark Corporate Law Group LLP